02055903

SEC
Reference No. 82-5173

amadeus

Madrid, 31st of October 2002

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Filing Desk

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 04 2002
WASH. D.C.
155

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

SUPPL

Amadeus Global Travel Distribution, S.A. (the "Company")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Reference No. 82-5173

Dear Sirs:

We are furnishing the following information to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") which consists of information that the Company (i) has made or is required to make public pursuant to the laws of the Kingdom of Spain, its country of domicile, incorporation and organisation, (ii) has filed or is required to file with the exchanges on which its class A preferred shares, par value € 0.01, are listed and which has been made public by such exchanges.

The Company hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 11/15

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S. A.   SALVADOR DE MADARIAGA, 1
28027 - MADRID, SPAIN   TELEPHONE. INT. + 34 - 915 820 100
TELEFAX. INT. + 34 - 915 820 144/33

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact either: Jacinto Esclapés Díaz or Tomás López Fernebrand, Amadeus Global Travel Distribution, S.A., Salvador de Madariaga 1, 28007 Madrid, Spain, telephone: +34 915 821 231, facsimile: +34 915 820 129; our Spanish counsel, Alejandro Ortiz, Linklaters, Zurbarán 28, 28010 Madrid, Spain, telephone: +34 91 399 6000, facsimile: +34 91 399 6001; or our United States counsel, Stephen A. Thierbach or Stephen J. Double of Linklaters, One Silk Street, London EC2Y 8HQ, telephone: +44 207 456 2000, facsimile: +44 207 456 2222.

Very truly yours,

Amadeus Global Travel Distribution, S.A.

By: ______________________

Jacinto Esclapés Díaz
Vice-Secretary of the Board

cc: Alejandro Ortiz
Stephen A. Thierbach
Stephen J. Double
Linklaters

Enclosures:

- Presentation of the Company.
- Relevant Fact of October 8, 2002 (Board Committees)
- Relevant Fact of October 15, 2002 (CFO).
- Relevant Fact of October 15, 2002 ((Modification of Plan Rules Stock Program).
- Review report of Independent Accountants and Consolidated Interim Financial Statements as of September 30, 2002 (IAS 34).
- Reconciliation of the consolidated´shareholders equity and net income as of September 30, 2002.
- Management discussion and analysis of financial conditions and results of operations for the quarter and nine months ended 30 September 2002.
- Press release distributed to the media concerning third quarter results.

SEC
Reference No. 82-5173

AMADEUS

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 0 4 2002
155
WASH., D.C.

AMADEUS

Disclaimer

There are statements in this presentation and those that follow which are not purely historical facts, including statements about anticipated or expected future revenue and earnings growth. All forward looking statements in these releases are based upon information available to Amadeus on the date of this presentation. Any forward looking statements involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in the forward looking statements. Amadeus undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on forward looking statements

This presentation and those that follow have to be accompanied by a verbal explanation. A simple reading of this presentation without the appropriate verbal explanation could give rise to a partial or incorrect understanding

AMADEUS

The future role of GDSs in the Travel Industry

José Antonio Tazón
President & CEO

AMADEUS

Table of Contents

- Industry background – setting the scene
- GDSs - challenges
- GDSs - evolution
- Conclusions

AMADEUS

Industry background

- Three driving forces:
  - airlines (providers?) reducing distribution costs
  - development of e-commerce
  - growth of “no frill” airlines

Industry background (cont'd)

- **Power shifting to the end consumer:**
  - the best value channel is selected
  - large online retailers are consolidating + diversifying to increase the value offered
    - "Merchant" models emerging
  - disintermediation will increase - if supplier direct initiatives deliver the best value
- **Providers moving distribution costs towards the end consumer**

GDSs – a 1990s perspective

- **"The GDSs have to worry if they have a future at all what with the Internet and charging. They are in the firing line and airlines will find a cheaper way of doing it."** *Roger Thompson – GBTA – Business Travel World (1996)*
- **"From a content point of view, our platform is going to be eons superior to today's CRSs."** *Bruce Bishins on Project Genesis – a proposed agent-owned CRS cooperative (1995)*

GDS distribution utility (a 1996 view)

GDS

corporate/
corporate travel agency } 'NEW ENGINES'

<u>up-stream</u> insourcing


GDS's
DISTRIBUTION
UTILITY

<u>down-stream</u> insourcing

airlines' in-house system

AMADEUS

GDSs – still here!

Growth in global air volumes


8.0%
6.0%
4.0%
2.0%
0.0%
-2.0%
-4.0%
6.1%
5.7%
5.8%
4.5%
-3.3%
-3.3%
1999
2000
2001
IATA Pass. Traffic
GDS Net Bkgs

Source: Amadeus estimates

GDSs – still here!

Growth in worldwide TA locations of GDSs


200,000
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
1998
1999
2000
2001

Source: Amadeus estimates

AMADEUS

Channel shifts

Total air bookings (via US distribution channels)


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
75.2%
4.5%
5.6%
14.7%
68.4%
8.8%
11.0%
11.8%
63.2%
12.7%
16.8%
7.3%
1999
2000
2001
Direct Traditional
Direct Online
Online Travel Agencies
Trad Travel Agencies

Source: Amadeus estimates

AMADEUS

Global view – channel shift

Global air bookings 2001		Total market bkgs. Mn.	Channel share %
Off-line	Travel Agent	1,000	69%
	Airline Direct	350	24%
On-line	Travel Agent	50	3%
	Airline Direct	50	3%
	Corporate	10	1%
	Total	1,460	100%

Source: Amadeus estimates

The challenges...

- e-retailers/merchants:
  - establishing direct connect to providers
- Direct connect by providers:
  - reaching their customers/retailers directly
- "New" GDSs

AMADEUS

The enablers…

- Internet
- “New technology”

AMADEUS

The enablers...

- **Internet:**
  - **standard setter**
  - **network to reach the end consumer**
  - **a cost driver?**

AMADEUS

GDS challenges: Internet
Managing the increasing transactions per booking



215.0
205.0
195.0
185.0
175.0
165.0
155.0
145.0
135.0
125.0
115.0
105.0
95.0
1997
1998
1999
2000
2001
Transactions/net booking

amadeus

GDS (airline systems) costs per channel

- **The cost of online bookings are 11 times higher than with travel agency and ATO/CTO bookings**

Travel agency bookings	50 transactions per net booking
Online bookings (airline web sites)	192 transactions per net booking
Online bookings (travel portals)	561 transactions per net booking

AMADEUS

The enablers…

- "New technology":
  - TCP/IP
  - XML
  - open systems

AMADEUS

GDS challenges: "New technology" - the early days...


CLIENTS
FRONT END
CENTRAL SYSTEM
PROVIDERS
You are connected to the sole TPF FE
AIRLINES ATO / CTO
You are connected to the sole TPF FE
TRAVEL AGENCY
TERMINAL EMULATION
X25...
OSI
IP
C-LAN
FRONT END
IBM TPF
BUSINESS Systems
MVS
UNISYS
UNISYS OS1100
FARE QUOTE
Central Reservation GLOBAL CORE
IBM TPF
HtH.
AX25
IP

AMADEUS

GDS challenges: "New technology" - now...



CLIENTS
FRONT END
CENTRAL SYSTEM
PROVIDERS
You are connected to the sole TPF FE
AIRLINES ATO / CTO
amadeus vista
TRAVEL AGENCIES
WEB CLIENTS
X25...
OSI
IP
Internet
Telco's
Mobility
Tour Systems
Mid/back Office
C-LAN
API
FRONT END
e-Travel
BUSINESS Systems
UNISYS
FARE QUOTE
EDIFACT
CAR
Customer Profiles
...
HtH.
AX25
IP

The challenges…

- e-retailers/merchants' direct connect to providers…

The combined e-commerce platform


Brand
Amadeus-BroadVision Framework
Unique GUI + language / customisation
Shopping Basket
Payment
Personalisation
Call Centre
Amadeus Reservation Front Office
Planitgo Framework (JRES)
Air
Hotels
Cars
Trip
Advanced Air Shopping
Vacation Special deal
Leisure Solution
Dynamic Packaging
1A Content Server
Maps, Weather, Airport info, travel guides, etc...
3rd Party Sources
New Fare Search
Amadeus Central
Profiles
PNRs
Fares
FDS CONTOUR
Travel Packages
TO
...
TO
Integrated Back Office System

AMADEUS

The challenges...

- Direct connect by providers:
  - reaching their customers/retailers directly...

AMADEUS

Amadeus - distributing to all channels



Travel Service Providers
Distribution Infrastructure
Networks
Subscribers
End Users
amadeus
system
Amadeus
National
Marketing
Companies
(NMCs)
Internet
Amanet
◆Airline sites
◆Hotel sites
◆TA sites
◆JV sites
Clicks & mortar
◆Airline sales offices
◆Travel Agencies
◆Direct to Corporate
Bricks & mortar
Consumers
Corporations

amadeus

Amadeus – an industry solution



CHANNELS
CALL CENTRE
OWNED RETAIL
OTHER RETAIL
E- CHANNELS
FULFILLMENT
FRONT, MID OFFICE, INVOICING, TICKETING
DISTRIBUTION
AMADEUS GDS
TOUR CONNECTIVITY
CRUISE CONNECTIVITY
RAIL CONNECTIVITY
HOSTING AND INVENTORY
Air
Tours
Hotel
Yield Management
CRM Platform
PARTNERS
Back Office

AMADEUS

Amadeus – technology investment 2003-2005

IT	25%
GDS	24%
TSP	8%
e-Travel	11%
System Architecture	20%
Other	12%

Total investment: 3,500 man years

AMADEUS

The challenges...

- "New" GDSs...

The challenges…

- "New" GDSs?

…we are the new GDSs!!!

AMADEUS

GDS distribution utility (a 2002 view)


GDS
e-retailers
Platform
Amadeus
e-commerce
up-stream insourcing
GDS's
DISTRIBUTION
UTILITY
down-stream insourcing
Providers
IT
Amadeus
platform
Providers
(Alliances)

AMADEUS

Conclusion: Amadeus' future

- **We will remain the most efficient content integrator and distribution system:**
  - **leveraging our market presence, economies of scale, industry know-how and technology skills**
- **We will evolve to extend our offering to the whole Travel & Tourism industry:**
  - **both to grow our business and respond to the industry's evolution**
- **Our business model will continue to develop reflecting market forces**

AMADEUS

Amadeus in three years time

- We are targeting billable booking levels in the region of 465 million by 2005
- We expect to achieve a level of contracted RPBs in the range of 285 – 335 million by 2005

The business lines

David V Jones
Executive Vice President Commercial

AMADEUS

Table of Contents

- Distribution
  - The Distribution business
    - Low Cost Carriers
  - Revenue sources
  - System Users
  - The market situation
    - NMC integration
    - Market analysis inc multi-national business
  - Leisure opportunity
- E-Commerce
- IT Services

AMADEUS

DISTRIBUTION

AMADEUS

The Distribution business

- Enabling the sale of seats, beds and berths, on behalf of the supplier and retailer
- Transactional model pumping transactions through an infrastructure
  - Software
  - Datacentre
  - Telecommunications network
  - Contracts
  - Global sales and marketing capability
  - A numbers game

  - Challenge – diseconomies of complexity

AMADEUS

The Distribution business

- Enabling the sale of seats, beds and berths, on behalf of the supplier and retailer
- Transactional model
- Still good growth prospects

AMADEUS

Amadeus reaction to Low Cost Carriers

- Amadeus has defined a “basic” access level to cover Low Cost Carriers
- Little market interest so far
- In Europe, competitor products have minimal take up
  - Although, in the US, South West are directing 25% of bookings through a special Sabre product
- Bigger issue is the probable full service carrier response
- Exploring pricing options

AMADEUS

Revenue sources/opportunities

- Booking fee
- Transaction charges
- Local revenues
- Data mining
- Merchant model

Airline System Users

- Unique to Amadeus; airline outsources its direct distribution to Amadeus
- Projected growth 2003-05: 23.5% to 101m bookings
- Recent wins – the Austrian Group, British Airways, British Midland, Qantas
- "Halo" effect in markets
- Launchpad for IT services - community concept proven: common application shared by many customers

AMADEUS

National Marketing Companies (NMC's) - their role

- Seventy NMCs distributing across 200 territories
- Companies entering into a contract with Amadeus to distribute Amadeus products in a defined territory
- Three models
  - Partner airline
  - Distribution Partner
  - Amadeus owned

  depending on market situation
- Non owned funded by *distribution fee* per booking
- Owned NMCs funded by cost plus and managed by P&L contribution

NMCs - Division of Labour

Amadeus

NMCs	Corporate
Focused on	Delivering
● Marketing	● Processes
● Sales	● Tools
● Customer care	● Solutions
● Content	● Content
▼	▼
Customer	**Synergy**

NMC Integration

- **Secure distribution channel**
- **Align strategic goals through common P&L**
- **Maximise operational synergies (e.g. marketing programmes, sales training, platform and product range, overhead reduction, network purchasing)**
- **Strengthen Amadeus brand**

- **Downside – add to fixed costs in period of uncertainty**

AMADEUS

NMC Integration – the SMART example

- Forecast 25m bookings in 2002, 8.2% of Amadeus TA business
- Acquired 1 September 2002
- SAS (former 95% shareholder) increasingly distanced from SMART business and wanted to sell
- Purchase enables Amadeus to
  - Protect distribution business in one of Europe's most technologically advanced markets
  - Market share target 85.0% by 2005 (+5.5pp vs today)
  - Consolidate SMART's local provider network into homogeneous Amadeus product line
    - e.g. SMART ferry, SMART tours
  - Grow Travel Agency EBIT contribution by 50% by 2005
- Immediately accretive

AMADEUS

The regional picture - Market share by region - YTD (August) 2002 – All air bookings


Globally 32.3%
W.Europe 59.7%
(Founders 85.0%)
CESE
53.8%
North America 9.5%
(US 10.0%)
MEA
23.5%
Latin America 42.5%
(CCM 22.3%)
(South America 52.2%)
Asia Pacific
33.5%

Source MIDT, Amadeus internal figures

The regional picture - Market share by region - YTD (August) 2002 – TA air bookings


Globally 26.5%
W.Europe 51.6%
(Founders 81.1%)
CESE
48.5%
North America 8.5%
(US 9.0%)
MEA
14.4%
Latin America 37.1%
(CCM 21.4%)
(South America 45.6%)
Asia Pacific
27.3%

Source MIDT

Amadeus market share change by region 1H1999 – 1H2002

	1999	2002	2002/99	%age of Amadeus Bookings (1H 2002)
Founders	80.47%	81.47%	+1.00pp	43.80%
Other W. Europe	12.64%	21.79%	+9.15pp	11.30%
CESE	40.88%	48.39%	+7.51pp	4.50%
MEA	11.22%	14.23%	+3.01pp	3.40%
N. America	10.95%	8.47%	-2.48pp	13.00%
Latin America	34.32%	36.75%	+2.43pp	12.30%
Asia Pacific	19.60%	27.50%	+7.90pp	11.70%
TOTAL	**24.47%**	**26.78%**	**+2.31pp**	100.00%

AMADEUS

W European Founder markets (1)

- Projected growth 2003-05: 8.8%
- Preserve strong position in managed corporate travel
- Corporate solutions programme
- Grow share in leisure
  - New leisure distribution content
  - Focus

AMADEUS

W European Founder markets (2)

- Roll out of advanced agency management systems – advanced GUI on IP networks (Amadeus Vista)
  - Enhanced agency productivity
  - Reduce our costs
- Sales and Marketing Focus programmes
- Segmented value propositions to minimise incentives
- Roll out of sales management tools (CRM)

Other W European markets (1)

- Projected growth 2003-05: 50.5%
- Focus on market share growth in the UK, Italy, Benelux and Switzerland
  - Overall market share target of 30.5% by 2005
- Focus on specific local opportunities
- Sales and Marketing Focus programmes

AMADEUS

Other W European markets (2)

- Synergies in NMC back office activities
  - HR
  - Finance
  - Purchasing
  - Help Desk?
- Search for new revenue opportunities
  - Corporate solutions
  - Local providers
  - Agency Management tools
  - Integration and consulting
  - Target 20% of revenues by 2005!

AMADEUS

Multi-national agencies (1)

- Multi-national bookings represent 31% of all Amadeus TA bookings
- Business breakdown by region

Founders	79.9%
Other Western Europe	10.0%
CESE	1.6%
MEA	0.7%
North America	0.3%
Latin America	4.5%
Asia	3.0%
Total	100%

YTD August 2002

AMADEUS

Multi-nationals (2)

- A problem area when Amadeus began operations
- To meet NMC requirements could only offer local agreements
- Global agreements now in place (3-10 years).
- No business lost
- New phase as technology partners

AMADEUS

Central, Eastern and South Eastern Europe

- Projected growth 2003-05: 17.2%
- Strong reputation for products and services
- Value added services (IP network, enhanced content and enabling e-commerce)
- Telecommunications and hardware economies
- Refining our customer service and sales and marketing skills

MEA markets

- Projected growth 2003-05: 28.9%
- Amadeus strong in N and W Africa
- Building relations with national carriers and Arab Air Carriers Organisation (AACO)
- Skills investment
- Pursuing low cost internet solutions especially in Africa

Asia Pacific markets (1)

- Projected growth 2003-05: 44.9%
- Good underlying travel growth
- We enjoy superior delivery capability
- Regional CRSs are major players

AMADEUS

Asia Pacific markets (2) – Key opportunities

- Multi-national agencies
- Closer relationships with airlines
- Internet products a huge hit in Japan
- China – the untapped giant
- In partnership with Korean CRS
- Already market leader in India

AMADEUS

Latin American markets (1)

- Projected growth 2003-05: 20.5%
- Growth in market share 3%, 1H 2002
- Biggest opportunities – Brazil and Mexico
- Further NMC Integration
- Strengthen relationships with key airlines

Latin American markets (2)

- Leveraging our best products
  - Browser based front office
  - Corporate solutions
  - E-commerce platforms
- Reducing telecommunications costs
- Raising NMC professionalism

AMADEUS

N America (1)

- Projected growth 2003-05: flat
- Very difficult market situation
- Growing share in traditional agency business
  - Vacation.com conversions
  - Managed corporate travel
- Major cost reductions in communications and field services
- Strong in niche segments (especially cruise)
- On-going focus: on-line, managed corporate travel, complex leisure

AMADEUS

N America (2) – Vacation.com

- Vacation.com model less affected by on-line shift
- 6,000 non Amadeus members
- Strong merchanting potential

AMADEUS

Travel Service Providers

- Projected growth 2003-05: 23.6% to 39m bookings
- Car and hotel – mature, offering "Complete Access Plus" connectivity direct with supplier systems.
- Amadeus offers the highest level of GDS connectivity for both hotels and cars
- Complemented by rail, ferry, travel insurance, tours and cruise products to provide complete range for agencies (and System User airlines) to sell

AMADEUS

The Leisure Opportunity

- **Goal 1. To replicate the success of START in other markets**
  - **Leading position with key multi-national companies**
  - **UK market – same size as Germany with no equivalent platform**
  - **France + Scandinavia + Benelux + Italy markets together the same size as Germany**
- **Goal 2. To become the system of choice for component based leisure**

AMADEUS

The leisure technology marketplace is complex


X-tant
Matchmaker
TravelCat
Comtech
Travel Agents
JFA
Channels
Easysell
Tour Operators
SAP
Viewdata
Rio
RWA
ATOP
Phoenix
Imminus
Cal
Multicom
Tracs
FSS
Airline System
Vision
TOP
Content
Endeavour
Start
Minitel
tribution
ICSA-T
teletext
on
Toma
Merlin
Nurvis
int of sale
stems
Oracle
TravelBa.sys
GDS
Datalex
Iris
anagement
Channels
Airlines
Contour
FSS
Voyatel

...with bespoke developments and multiple vendors

AMADEUS

The economic picture is changing rapidly


CUSTOMERS
Travel Agents
Consolidation
Tour Operators
Merchant models
?
Self assembly
+ packages
GDS
0% commission
Nego rates
Hotels
Airlines
Car Hire

AMADEUS

New entrants are blurring traditional boundaries...



CUSTOMERS
Offline
Online
Travel Agents
Consolidators
GDS
Specialist Tour Operators
Low Cost Airlines
Tour Operators
Vertically Integrated Tour Operators
New Content Aggregators (e.g. Cendant)
Hotels
Airlines
Car Hire

...customers are demanding more flexibility and taking greater control

AMADEUS

Many issues to deal with at once

- Nature of market is changing
- Local markets are different but VITO's need to extract benefits from vertical and horizontal integration
- Many current systems are "past their sell by date"
- Other potential GDS suppliers are becoming competitors to the VITO's
- Internally driven investment in IT has in many cases been expensive and not resulted in value

Internal and piecemeal solutions have had their day....

AMADEUS

And many of the building blocks


CHANNELS
FULFILLMENT
DISTRIBUTION
HOSTED INVENTORY
CALL CENTRE
OWNED RETAIL
AMADEUS AgentNet
OTHER RETAIL
E- CHANNELS
e-travel
api
FRONT, MID OFFICE, INVOICING, TICKETING
vista
AMADEUS PRO web
AMADEUS GDS
TOUR CONNECTIVITY
CRUISE CONNECTIVITY
NewGen Inventory
New Gen DCS
Tours
ATINERA
Hotel
PARTNERS
Yield Management
CRM Platform
Back Office

To deliver a complete solution for travel companies

AMADEUS

E-COMMERCE

AMADEUS

E-Commerce Line of Business

Includes

- E-Travel Business Unit
- Amadeus API
- Revenues and costs from bookings generated by e-Travel and API e-commerce customers

AMADEUS

Online Segments: API and e-Travel



1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
e-Travel 2001
API 2001
e-Travel 2002
API 2002

Amadeus API

- **What is it?**

  A set of structured messages ("verbs") that in total comprehend the entire distribution system

- **What does it do?**

  Permits 3rd party programmers to develop against the Amadeus system quickly and easily in a seamless and transparent way.

- **What is its purpose?**

  To permit customers to incorporate the Amadeus distribution functions in their own application environment

AMADEUS

e-Travel

Includes

- Former Amadeus Online and Corporate Group (B2B/B2C; Sales and Marketing, Product Management, Software Development)
- Former e-Travel Inc (acquired July 2001)
- c 300 staff

Purpose

- To support the retention and growth of Amadeus business (both distribution and IT services)
- To generate its own revenues and become profitable in its own right

amadeus

Points of expert presence


e-travel
SFO
e-travel
BOS
MAD
e-travel
NCE
e-travel
e-travel
BKK
e-travel
SYD

AMADEUS

e-Travel Targets (2004)

- To become the global leader in e-commerce technology by leading in 7 out of the 10 top markets, as measured by net trips
- To be the clear number two provider of online travel services to corporations in USA, as measured by net trips
- To support the core business of Amadeus by securing and growing online bookings through the Amadeus GDS
- Break-even

AMADEUS

Country Focus

- USA
- Canada
- Brazil
- Germany
- France
- Scandinavia
- Spain (mainly consumer)
- UK
- Benelux
- Australia

AMADEUS

e-Travel Strategy

- Focus on 3 customer groups: airlines, large corporations, travel agencies through our NMC network
- Focus on resellers, internal and external
- Focus on 3 core products: Checkmytrip, e-Travel Planitgo, e-Travel Aergo
- Achieve one technical platform in 2003, for economies in development and operations
- Transaction, implementation and maintenance fees, for sustainable, recurring revenues with guaranteed minima
- Step up marketing in 2003

AMADEUS

e-Travel customers

ORACLE
DaimlerChrysler
SAP
AIRBUS
170 corporate sites
Deutsche Bank
Philip Morris Companies Inc.
Bayer
Cemex
Gateway

opodo
2100 agency sites
Rumbo
www.rumbo.com

Cathay Pacific
JAL
Varig
Finnair
130 airline sites
Qantas
Thai
Iberia
Air France
SAS

...Across 90 countries

...In over 20 languages

Amadeus

IT SERVICES

amadeus

Airline IT Services Offering

- **Unique ASP and transactional model covering**
  - Reservation System handling airline Direct Distribution, including the on-line channel. Industry unique concept with 115 customers and 10 years of experience.
  - New Generation Inventory (NGI) and Departure Control Systems (NGD) : Open systems (UNIX), relational data base (Oracle), object oriented, passenger centric.

- **Model creates value for Airlines**
  - IT costs alignment with business volumes
  - Improved yield
  - Improved loyalty - Customer centric
  - Ready for use by Alliance members
  - Evolution flexibility, time to market
  - Reduced development costs - Community vs traditional outsourcing model
  - Phase out of Airline Passenger Services platform

AMADEUS

Airline IT Services Status

- Project Status
  - Transition of BA systems to Erding, BA migration to System User completed, Qantas migration to System User in November 2002
- Commercial Status
  - LOI signed with Finnair
  - Active sales pipeline

AMADEUS

Airline IT Services
Evaluation of progress to date

- **The implementation of BA to System User is a success**
  - Convincing customers to make best use of existing functionality is necessary to keep implementation costs down
  - Contribution of Amadeus to specific developments has to be capped at a low level
- **Initial estimates of development effort were understated**
- **The development of NGI and NGD is progressing to target**
- **The Sales cycle is long**
  - Large, complex, strategic decision for airlines

AMADEUS

Airline IT Services
Strategy

- **Concentrate on Passengers Service Systems (PSS)**
- **Concentrate on large international airlines, alliance members in particular**
- **Remain attentive to opportunities in the US**
  - Large launch customer needed to justify data center in the US which is perceived as a pre-requisite
  - Partnership with Integrator / Operational outsourcer may be required
- **Evaluate licensing model as a complement to the ASP model**

➔ **Strategic objective is to become a profitable number one provider of PSS solutions outside the US**

AMADEUS

Airline IT Services
Business Plan Highlights

- 350m RPB's contracted 2005, 500m 2010
- 20% global market share by 2010 (38% non-US)
- No US customers assumed
- Heavy investment period 2000-2002
- Cash flow positive from 2005, EBIT from 2006
- Adequate NPV 2003-2010
- Long term business with strong recurring cash flows.

AMADEUS

amadeus

TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Vice-Secretary to the Board of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

1. Appointment and renewal of Board members in the Audit and Compensation Committees of the Board.

In accordance with the Resolution adopted by the Ordinary General Assembly of Shareholders on June 12, 2002, the Board of Directors of Amadeus, in the Meeting held on September 27, 2002 has resolved on the renewal and appointment of the following Board members in the Audit and Compensation Committees of the Board of Directors:

Audit Committee:

Mr. Fernando Conte García´ renewal as member of the Audit Committee for an additional period of two years and appointment for the same period of time of Mr. Friedrich Fröschl, Mr. Enrique Dupuy de Lôme and Mr. Philippe Clément Calavia, being therefore the Committee composed of four members.

Compensation Committee:

Mr. Fernando Conte García and Mr. Francis Lorentz´ renewal as members of the Compensation Committee for an additional period of two years and appointment for the same period of time of Mr. Christian Boireau and Mr. Ralf Teckentrup, being therefore the Committee composed of four members.

Madrid, 8th October 2002

Jacinto Esclapés Díaz
AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

SEC
Reference No. 82-5173

amadeus

INSCRITA EN EL REGISTRO MERCANTIL DE MADRID, TOMO 8906, GENERAL 7760 DE LA SECCIÓN 3ª DEL LIBRO DE SOCIEDADES. FOLIO 15, HOJA 84.913-1 - CIF / VAT: ESA-78876919

TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Authorised Representative of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

After thirteen years in the Amadeus Group, Mr. Mahmudur Rahman has ceased to work in the company, where he held the position of Vice- President Finance & CFO.

The recruitment process to select an appropriate candidate has been put in place.

In the meantime, Mr. José Antonio Tazón, President & CEO of Amadeus, will assume the CFO´s responsibilities.

The President and the Board of Directors of Amadeus have expressed their gratitude for his contribution to the Group and regret the departure of a valuable member of the Executive Committee.

Madrid, 14th October 2002

Jacinto Esclapés Díaz
AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S. A.
SALVADOR DE MADARIAGA, 1
28027 - MADRID, SPAIN
TELEPHONE. INT. + 34 - 915 820 100
TELEFAX. INT. + 34 - 915 820 144/33

SEC Reference No. 82-5173

amadeus

TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Authorised Representative of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

1. ***Modification of the Top Management Restricted Stock Unit Program of 18th October 1999 (Plan Rules).***

As a result of the Resolution of the Ordinary General Assembly of Shareholders celebrated on 12th June 2002, the subsequent delegation and authorization to the Board of Directors, as amply as required by law, with faculties for setting forth the implementation and the interpretation and with faculties to restrict and limit the scope of the Resolution and the delegation from the Board of Directors to the Stock Program Steering Committee, the latter, in the meeting held on 7th October, has modified the Amadeus Top Management Restricted Stock Unit dated 18th October 1999.

The aforementioned Plan Rules established, on the occasion of the Public Offering of Sale and Subscription of Amadeus shares carried out on 19th of October 1999, one time grants of free shares for Senior Management members provided that they continue to be employed after a specific period of time since the day after to the first trading date of the shares in the stock market.

In accordance with the new wording of the Plan Rules, the Stock Program Steering Committee will classify the Senior Management members as a whole in one of the following categories:

Category 1) Under this category, the executives will convert one-hundred percent of the Restricted Stock Units into an equal number of Shares, sole and exclusively, one day after the third anniversary of the Date of Grant, i.e., 20 October 2002.

Category 2) Under this category, the commitment of the executives to stay in any of the Group Company will be extended at least until one day after the forth, the fifth or the sixth anniversary of the Date of Grant, i.e., 20 October 2003, 20 October 2004 or 20 October 2005, respectively, as so communicated by the Stock Program Steering Committee, and therefore, sole and exclusively at that point in time, once the requirement to extend his/her commitment to stay in any of the Group Company has been met, one-hundred percent of the Restricted Stock Units will be converted into an equal number of Shares.

Category 3) Under this category, the executives will convert the Restricted Stock Units into shares by thirds, sole and exclusively, in the day after the forth, fifth and sixth anniversary of the Date of Grant, respectively.

The delivery of the shares to the Senior Management members will take place in the date or dates set forth above for each of the categories within the term agreed by the General Assembly of Shareholders held on 12th June 2002.

The Stock Program Steering Committee will communicate to the Senior Management members before 16th October 2002 the category in which they have been included.

Madrid, 15th October 2002

Jacinto Esclapés Díaz

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

SEC MAIL PROCESSING
RECEIVED
NOV 0 4 2002
WASH, D.C. 155 SECTION

SEC
Reference No. 82-5173

Amadeus Global Travel Distribution, S.A.

Consolidated Interim Financial Statements as of September 30, 2002, prepared in accordance with International Accounting Standard 34 and Review Report of Independent Accountants

(UNAUDITED)

Plaza Pablo Ruiz Picasso, 1
Torre Picasso, plta. 38
28020 Madrid
España

Tel.: +(34) 915 82 09 00
Fax: +(34) 915 56 74 30
www.deloitte.es

Deloitte & Touche

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of
Amadeus Global Travel Distribution, S.A.

We have reviewed the accompanying consolidated balance sheet of Amadeus Global Travel Distribution, S.A. and its subsidiaries (the "Group") as of September 30, 2002 and the related consolidated statements of income for the nine and the three month periods then ended and of cash flows and of changes in shareholders' equity for the nine month period ended on the same date. These financial statements are the responsibility of the Group's management. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with International Standards on Auditing applicable to review engagements. These standards require that we plan and perform the review to obtain moderate assurance about whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the Group's personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements are not presented fairly, in all material respects, in accordance with International Accounting Standard 34.

DELOITTE & TOUCHE S.A.

F. Javier Peris Álvarez
Partner

October 25, 2002

DELOITTE & TOUCHE, S.A.
MIEMBRO EJERCIENTE
INSTITUTO DE AUDITORES CENSORES JURADOS DE CUENTAS DE ESPAÑA
2002 A1-005211
AÑO Nº
COPIA GRATUITA

INSTITUTO DE AUDITORES CENSORES JURADOS DE CUENTAS DE ESPAÑA
DELOITTE & TOUCHE, S.A.
R.O.A.C. nº S0565
MADRID

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED BALANCE SHEETS
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

ASSETS	September 30, 2002 (Unaudited)	December 31, 2001
Current assets		
Cash and cash equivalents	38,416	18,611
Accounts receivable, net	178,516	139,459
Accounts receivable – affiliates, net	65,679	57,039
Loans receivable and advances – affiliates	1,598	4,573
Taxes receivable	37,130	37,642
Prepayments and other current assets	64,779	42,066
Total current assets	386,118	299,390
Tangible assets		
Land and buildings	129,329	129,329
Data processing hardware and software	401,755	381,567
Other	115,273	109,645
	646,357	620,541
Less accumulated depreciation	369,477	334,154
Net tangible assets	276,880	286,387
Intangible assets		
Patents, trademarks and licenses	83,148	81,493
Software development projects	255,256	213,609
Purchased contracts	258,345	255,717
Goodwill	224,131	157,467
Other	14,454	14,429
	835,334	722,715
Less accumulated amortization	354,071	299,458
Net intangible assets	481,263	423,257
Deferred income taxes	208,027	183,221
Loans receivable - affiliates	3,456	13,015
Investments in associates	132,076	148,081
Other long-term investments, net	33,206	38,592
Total other non-current assets	376,765	382,909
Total non-current assets	1,134,908	1,092,553
Total assets	1,521,026	1,391,943

See the accompanying notes to the consolidated financial statements.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED BALANCE SHEETS
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

LIABILITIES AND SHAREHOLDERS´ EQUITY	September 30, 2002 (Unaudited)	December 31, 2001
Current liabilities		
Accounts payable, net	204,411	191,447
Accounts payable – affiliates, net	36,319	31,933
Debt payable within one year	174,650	220,723
Current obligations under finance leases	8,047	10,019
Income taxes payable	45,090	6,474
Other current liabilities	81,558	68,263
Total current liabilities	550,075	528,859
Long-term liabilities		
Long-term debt	41,613	36,906
Obligations under finance leases	111,814	116,310
Deferred income taxes payable	85,917	74,155
Other long-term liabilities	115,734	43,877
Total long-term liabilities	355,078	271,248
Minority Interests	1,008	-
Shareholders' equity		
Share capital	27,898	27,898
Additional paid-in capital	433,999	419,357
Treasury shares and other similar equity instruments	(114,220)	(51,592)
Retained earnings	283,760	196,685
Cumulative translation adjustments	(16,572)	(512)
Total shareholders' equity	614,865	591,836
Total liabilities and shareholders' equity	1,521,026	1,391,943

See the accompanying notes to the consolidated financial statements.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF INCOME
(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

	For the three month period ended September 30,		For the nine month period ended September 30,	
	2002	2001	2002	2001
	(Unaudited)		(Unaudited)	
Revenue (Note 3)	449,335	423,079	1,404,934	1,374,564
Cost of sales	355,806	334,481	1,097,905	1,058,310
Gross profit	93,529	88,598	307,029	316,254
Selling, general and administrative expenses	18,890	34,275	53,548	82,299
Operating income	74,639	54,323	253,481	233,955
Other income (expense)				
Interest expense, net (Note 6)	(5,249)	(5,634)	(13,736)	(19,079)
Exchange gains (losses)	(569)	128	(587)	42
Other income (expense), net	(3,298)	(4,665)	12,008	4,181
Income before income taxes	65,523	44,152	251,166	219,099
Income taxes	25,244	23,476	96,699	86,385
Income after taxes	40,279	20,676	154,467	132,714
Equity in income (losses) from associates	(15,564)	(3,429)	(28,040)	(14,980)
Minority Interests	(40)	-	(40)	-
Net income	24,675	17,247	126,387	117,734
Basic earnings per Class "A" share, in EURs (Note 7)	0.04	0.03	0.22	0.20
Basic earnings per Class "B" share, in EURs (Note 7)	-	-	-	-
Diluted earnings per Class "A" share, in EURs (Note 7)	0.04	0.03	0.22	0.20
Diluted earnings per Class "B" share, in EURs (Note 7)	-	-	-	-

See the accompanying notes to the consolidated financial statements.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

	For the nine month period ended September 30,	
	2002	2001
	(Unaudited)	
Cash flows from operating activities		
Operating income	253,481	233,955
Adjustments for:		
Depreciation and amortization	126,563	114,749
Operating income before changes in working capital:	380,044	348,704
Accounts receivable	(34,628)	(22,963)
Taxes receivable	(6,577)	(3,515)
Other current assets	10,429	(2,620)
Accounts payable	15,730	(14,696)
Other current liabilities	1,918	7,783
Other long-term liabilities	3,115	4,446
Cash provided from operating activities	370,031	317,139
Taxes paid	(34,577)	(32,510)
Net cash provided from operating activities	335,454	284,629
Cash flows from investing activities		
Additions to tangible assets	(51,874)	(61,810)
Additions to intangible assets	(66,566)	(94,934)
Investment in subsidiaries and associates	(84,854)	(38,614)
Interest received	2,634	1,675
Sundry investments and deposits	(4,050)	(7,604)
Acquisition of treasury shares	(6,516)	-
Disposal of treasury shares	*740*	313
Loans to third parties	(488)	(3,528)
Loans to affiliates	(15,290)	(4,365)
Cash proceeds collected/(paid) - derivative agreements	(1,339)	(38,885)
Disposal of sundry investments	771	18,463
Dividends received	6,636	6,678
Proceeds obtained from disposal of fixed assets	3,591	948
Net cash used in investing activities	(216,605)	(221,663)
Cash flows from financing activities		
Proceeds from borrowings	101,223	154,958
Repayments of borrowings	(141,488)	(147,407)
Interest paid	(12,487)	(20,378)
Redemption of class "B" shares	-	(554)
Dividends paid	(38,000)	(52,177)
Payments of finance lease liabilities	(9,132)	(10,336)
Net cash used in financing activities	(99,884)	(75,894)
Effect of exchange rate changes on cash and cash equivalents	840	329
Net increase / (decrease) in cash and cash equivalents	19,805	(12,599)
Cash and cash equivalents at beginning of period	18,611	38,921
Cash and cash equivalents at end of period	38,416	26,322

See the accompanying notes to the consolidated financial statements.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

	Share capital	Additional paid-in capital	Treasury shares	Retained earnings	Cumulative translation adjustments	Total
Balance as of December 31, 2000	33,437	435,111	(35,725)	43,314	350	476,487
Accounting for financial instruments, net	-	-	-	1,906	(2,484)	(578)
Other gains (losses)	-	-	-	-	(1,554)	(1,554)
Gains (losses) not recognized in the statement of income	-	-	-	1,906	(4,038)	(2,132)
(Acquisitions) / disposals of treasury shares, net	-	974	870	(870)	-	974
Redemption of class "B" shares	(5,539)	-	-	4,985	-	(554)
Net income for the period	-	-	-	117,734	-	117,734
Balance as of September 30, 2001 (Unaudited)	27,898	436,085	(34,855)	167,069	(3,688)	592,509

	Share capital	Additional paid-in capital	Treasury shares and other similar equity instruments	Retained earnings	Cumulative translation adjustments	Total
Balance as of December 31, 2001	27,898	419,357	(51,592)	196,685	(512)	591,836
Accounting for financial instruments, net	-	1,505	-	7,343	9,042	17,890
Other gains (losses)	-	-	-	-	(25,102)	(25,102)
Gains (losses) not recognized in the statement of income	-	1,505	-	7,343	(16,060)	(7,212)
(Acquisitions) / disposals of treasury shares, net	-	(5,645)	(5,642)	5,645	-	(5,642)
Equity swap transactions	-	18,782	(56,986)	(18,782)	-	(56,986)
Dividends	-	-	-	(38,000)	-	(38,000)
Others	-	-	-	4,482	-	4,482
Net income for the period	-	-	-	126,387	-	126,387
Balance as of September 30, 2002 (Unaudited)	27,898	433,999	(114,220)	283,760	(16,572)	614,865

See the accompanying notes to the consolidated financial statements.

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2002 (UNAUDITED)
(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

1. Organization

The consolidated financial statements include Amadeus Global Travel Distribution, S.A., domiciled in Spain ("the Company") and its consolidated subsidiaries ("the Group"). The Group is a leader in information technology, serving the marketing, sales and distribution needs of the global travel and tourism industry. Its world-wide data network and database of travel information are used by travel agencies and airline sales offices. Today, travel agencies and airline offices can make bookings with airlines, hotel chains, car rental companies, and newer groups of providers such as ferry, rail, cruise, insurance and tour operators. The Group provides the above-mentioned services through a computerized reservation system ("CRS"). Additionally, the Group provides information technology (IT) services and solutions to the airline industry which includes inventory management and passenger departure control.

2. Basis of presentation

a) *General information*

The accompanying September 30, 2002 consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, "Interim Financial Reporting". The same accounting policies and methods of computation have been followed as compared with the consolidated financial statements as of December 31, 2001.

The interim consolidated financial statements do not include all of the information and footnotes required by IAS for complete financial statements. In the opinion of management, these financial statements contain all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position, results of operations and cash flows for the periods indicated.

Use of estimates and assumptions, as determined by management, is required in the preparation of consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates and assumptions. Certain amounts for prior periods have been reclassified to conform with the current presentation.

The Group's results typically show some fluctuations between quarters. Lower revenues are generally recorded in the peak European and North American holiday periods of July/August and December and, consequently, revenues tend to be slightly higher in the first two quarters of the year than in the last two.

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

b) Spanish GAAP financial statements

In December 1997, within the context of the Group's reorganization, Amadeus Data Processing GmbH (a Group subsidiary) acquired Amadeus Data Processing GmbH and Co. KG ("Amadeus Operations KG" – a German partnership), formerly owned by the shareholders of Amadeus Global Travel Distribution, S.A. At the same time, Amadeus Operations KG was dissolved and its assets and liabilities were transferred to Amadeus Data Processing GmbH.

In compliance with legal regulatory requirements, the Company's management also prepares as of September 30, 2002 selected consolidated financial information under Spanish GAAP. Under IAS the Company accounted for the transaction mentioned above in a manner similar to a uniting of interests. Under Spanish GAAP, the Company accounted for this transaction by the purchase method, which differs significantly from the method applied under IAS. The payment to the shareholders for this acquisition was treated, for IAS accounting purposes, similar to the payment of a dividend. Primarily as a consequence of this difference in accounting principles, the consolidated net equity reflected under Spanish GAAP exceeds the equity reflected under IAS as of September 30, 2002 by approximately EURs 172.3 million. This difference results primarily from the excess of the purchase price over the net book value of Amadeus Operations KG and after deducting the net effect of tax credits derived from the acquisition.

3. Segment information

The Group operates in the travel industry, and accordingly events that significantly affect the industry could also affect the Group's operations and financial position. The following geographical distribution of revenue is based primarily on the country where the bookings were made and, with respect to bookings made through the Group's CRS directly with airlines, based on the home country of the airline:

	For the nine month period ended September 30,	
	2002	2001
Europe	866,287	828,808
United States	159,301	194,026
Rest of the world	379,346	351,730
Total revenue	1,404,934	1,374,564

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

The following geographical distribution of assets is based on the country where the assets were located or they relate to. The split of assets as of September 30, 2002 is as follows:

	Europe	US	Rest of the world	Assets used for general enterprise purposes	Total
Tangible assets, net	243,549	23,093	10,238	-	276,880
Intangible assets, net	147,605	147,718	15,614	170,326	481,263
Investments in associates	100,736	13,998	17,342	-	132,076
Total	491,890	184,809	43,194	170,326	890,219

The split of assets as of December 31, 2001 was the following:

	Europe	US	Rest of the world	Assets used for general enterprise purposes	Total
Tangible assets, net	240,634	33,000	12,753	-	286,387
Intangible assets, net	72,933	185,332	15,104	149,888	423,257
Investments in associates	110,086	14,061	23,934	-	148,081
Total	423,653	232,393	51,791	149,888	857,725

Because of the interrelationships among the Group's geographical activities, it is not meaningful to segment geographically global results for the purposes of IAS 14.

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

4. Taxation

The reconciliation between the statutory tax rate in Spain and the effective tax rate applicable to the Group is as follows:

	Nine months ended September 30,	
	2002	2001
	%	%
Statutory tax rate in Spain	35.0	35.0
Losses with no tax benefit recognition	0.3	0.8
Effect of higher tax rates in other countries	0.5	1.1
Permanent differences	3.1	0.6
Provision against recoverability of certain deferred tax assets	-	2.0
Other	(0.4)	(0.1)
Effective tax rate	38.5	39.4

The effective tax rate has been calculated considering the tax rates currently in force in the different countries that conform the Group structure at the date of these interim financial statements.

The acquisition cost, in December 1997, of Amadeus Operations KG, in excess of the net assets acquired, is deductible for German tax purposes over a 15-year period. This acquisition was accounted for as a uniting of interests and, therefore, this benefit was recognized as a deferred tax asset by a credit to shareholders' equity in connection with the uniting of interests. As a result of the change in tax rates in Germany approved during the year 2002 and effective beginning January 1, 2003, this deferred tax asset has been increased during the three month period ended September 30, 2002. This increase has resulted in a corresponding credit to retained earnings of KEURs 3,466.

5. Related party balances and transactions

Below is a summary of significant balances and transactions with affiliates. All transactions with affiliates are carried out on an arm's length basis.

a) Accounts receivables – affiliates

The receivables are primarily for revenues earned from worldwide bookings made through the Amadeus CRS for flights on airline shareholders. Total revenues earned by the Group from affiliates for the nine-month periods ended September 30, 2002 and 2001, were KEURs 389,296 and KEURs 392,727, respectively.

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

b) Loans receivable and advances – affiliates

Total interest earned by the Group from affiliates on loans receivable and advances was KEURs 485 and KEURs 577 for the nine-month periods ended September 30, 2002 and 2001, respectively. Interest rates for these loans denominated in United States Dollars (USD) and EURs ranged from 3.40% to 6.75% for the nine-month period ended September 30, 2002. For the nine-month period ended September 30, 2001 the interest rates were between 5.22% to 10.5%.

c) Accounts payable – affiliates

The payables arise primarily from distribution fees due for bookings made through associates and airline shareholders. Total operating expenses incurred by the Group with its affiliates were KEURs 251,808 and KEURs 270,204 for the nine-month periods ended September 30, 2002 and 2001, respectively.

6. Additional information

a) The Group's personnel expense and number of employees were as follows:

	For the nine month period ended September 30,	
	2002	2001
Gross personnel costs	231,446	220,125
Less amount capitalized	23,442	28,091
Net charge to income	208,004	192,034
Average number of employees	4,010	3,824

The amounts capitalized above represent the personnel cost component of internally generated assets (primarily software development projects). Total costs capitalized for the nine-month period ending September 30, 2002 and 2001 were of KEURs 47,433 and KEURs 68,829, respectively.

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

b) The Group's net interest expense was as follows:

	For the nine-month period ended September 30,	
	2002	2001
Interest expense	16,279	21,483
Less interest income	2,543	2,404
Net interest expense	13,736	19,079

c) Research and development

Research and development costs are charged to expense as incurred, except for significant software projects that have reached development stage and are capitalized. The amount of research and development costs which has been expensed was KEURs 48,999 and KEURs 39,098 for the nine-month periods ended September 30, 2002 and 2001, respectively.

d) Stock Incentive Plans

Total expense recognized relating to stock grants and employee stock purchase plans, including social costs, for the nine-month periods ending September 30, 2002 and 2001 was of KEURs 1,756 and KEURs 1,685, respectively. During the nine-month period ended September 30, 2002 the Group delivered 23,462 and 128,797 shares to participants in the stock grant and option plans, respectively. As of September 30, 2002 the number of shares required in order to meet the obligations under these plans was of 509,727 and 5,828,267 for the stock grant and option plans, respectively.

e) Warrants

In conjunction with certain commercial agreements, the Group has issued warrants to acquire Amadeus Class "A" shares. Warrants issued by the Group, where the holder has the right to request settlement in cash, are stated at market value, with unrealized gains or losses recorded in the statement of income. Warrants issued by the Group, where the holder does not have the right to request settlement in cash, are stated at market value and are accounted for as additional paid-in capital, with no subsequent recognition of movements in fair value.

As a result of the removal of the cash settlement option on 2,950,000 warrants of Amadeus Class "A" shares on June 5, 2002, these warrants were re-denominated as equity instruments. Due to this re-denomination, KEURs 1,505 were credited to equity under the "Additional paid-in capital" caption with a corresponding reduction in the

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

Other long-term liability caption. This amount relates to the fair value of the warrants as of the date of the removal of the cash settlement option and no subsequent re-measurement to market value is performed.

As a result of the removal of the cash settlement option mentioned above, the warrants issued by the Group relating to its Class "A" shares can be summarised as follows:

Cash settlement option	Number of warrants as of September 30, 2002	Number of warrants as of December 31, 2001
Yes	5,900,000	8,850,000
No	4,768,000	1,818,000
	10,668,000	10,668,000

f) Treasury shares and other similar equity instruments

The components of the Treasury shares and other similar equity instruments caption were as follows:

	KEURs		Number of shares	
	As of September 30, 2002	As of December 31, 2001	As of September 30, 2002	As of December 31, 2001
Treasury shares	38,454	32,810	6,354,739	5,706,413
Equity swaps	75,766	18,782	10,300,000	3,000,000
	114,220	51,592	16,654,739	8,706,413

Equity swap agreements, entered into in order to manage the exposure to a rise in the Group's share price with respect to warrants issued, are considered as derivative financial instruments when they include interim cash settlement features that are in substance similar to a form of collateral, and therefore do not qualify as an equity instrument. In such cases, unrealized gains or losses arising from re-measurement to fair value are recorded in the statement of income. However, when no interim cash settlement feature exits, the equity swap agreements qualify as equity instruments and the underlying shares are treated similar to treasury shares and are presented as a reduction in shareholders equity.

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

As of April 4, 2002 and as of June 24, 2002, the periodical interim cash settlement features relating to certain equity swaps were removed corresponding to 5,800,000 and 1,500,000 of Class "A" shares, respectively. This is in addition to the removal of the cash settlement option corresponding to the equity swap of 3,000,000 of Class "A" shares in the forth quarter 2001. As a result, these equity swaps have been treated as equity instruments and are recorded at the fair value of the related Class "A" shares as of the date of the removal of such features, under the Treasury shares and other similar equity instruments caption. A corresponding increase in the Other long-term liabilities caption has also been recorded. For the swaps treated as equity instruments, no subsequent re-measurement to fair value is performed. The interest expense accrued on all equity swaps continues to be recorded as interest expense in the statement of income.

As a result of the removal of the cash settlement option mentioned above, the equity swaps entered into by the Group relating to its Class "A" shares can be summarised as follows:

Cash settlement option	Number of equity swaps as of September 30, 2002	Number of equity swaps as of December 31, 2001
Yes	2,512,828	9,812,858
No	10,300,000	3,000,000
	12,812,828	12,812,858

g) Other income

A pre-tax year-to-date gain of KEURs 8,271 and KEURs 10,033 is included in other income as a result of the variation in the fair value of the warrants and equity swaps mentioned above which contain cash settlement options as of September 30, 2002 and 2001, respectively.

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

7. Earnings per share

The reconciliation of the weighted average number of shares and diluted weighted average number of shares outstanding as of September 30, 2002 and September 30, 2001 is as follows:

	Class "A" shares as of		Weighted average number of Class "A" shares as of	
	September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001
Total shares issued	590,000,000	590,000,000	590,000,000	590,000,000
Treasury shares and other similar equity instruments (see note 6f)	(16,654,739)	(6,061,826)	(12,857,021)	(6,136,449)
Total shares outstanding	573,345,261	583,938,174	577,142,979	583,863,551
Dilutive effect of warrants, stock options and stock grants	1,291,629	1,377,116	1,313,877	1,418,739
Total number of diluted shares	574,636,890	585,315,290	578,456,856	585,282,290

	Class "B" shares as of		Weighted average number of Class "B" shares as of	
	September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001
Total shares issued	219,983,100	219,983,100	219,983,100	219,983,100
Total shares outstanding	219,983,100	219,983,100	219,983,100	219,983,100
Total number of diluted shares	219,983,100	219,983,100	219,983,100	219,983,100

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

The calculation of basic earnings per share (rounded to two significant digits) for the periods ended September 30, is as follows:

	2002	2001
Net income, in KEURs	126,387	117,734
Weighted average number of Class "A" shares outstanding	577,142,979	583,863,551
Weighted average number of Class "B" shares outstanding	219,983,100	219,983,100
Basic earnings per Class "A" share, in EURs	0.22	0.20
Basic earnings per Class "B" share, in EURs	-	-

The calculation of diluted earnings per share (rounded to two digits) for the periods ended September 30, is as follows:

	2002	2001
Net income, in KEURs	126,387	117,734
Weighted average number of diluted Class "A" shares outstanding	578,456,856	585,282,290
Weighted average number of diluted Class "B" shares outstanding	219,983,100	219,983,100
Diluted earnings per Class "A" share, in EURs	0.22	0.20
Diluted earnings per Class "B" share, in EURs	-	-

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

8. Additional statement of cash flows related disclosure

The components of cash and cash equivalents were as follows:

	September 30, 2002	September 30, 2001
Cash on hand and balances with banks	37,707	24,432
Short-term investments	709	1,890
	38,416	26,322

9. Investments in subsidiaries and associates

a) During the nine-month period ended September 30, 2002 the Group made the following investments in subsidiaries and associates:

i) Acquisitions:

- Increase of 11.4% interest in 1Travel.com Inc. (total interest 38.9%)
- 50% interest in Sociedad Anato-Avianca de Reservaciones de Servicios Turísticos Savia Ltda, the Colombian National Marketing Company (NMC)
- 25% interest in the NMC Amadeus Tunisie S.A. (total interest 30%)
- 95% interest in the SMART AB Group (total interest 100%), the NMC Holding Company for the Scandinavian market. One of the six NMCs within this Group (the Swedish NMC), has a minority participation by the Swedish Government Railway Company of 21.75%.

ii) Newly created companies:

- 100% interest in the NMCs Amadeus GDS LLP (Kazakhstan) and Amadeus Bolivia SRL
- 40% interest in the NMC Amadeus Argelia S.A.R.L.

(EXPRESSED IN THOUSANDS OF EUROS – KEURs)

The main balance sheet impacts of these transactions are summarized below:

Net cash paid	84,854
Conversion of debt to equity	7,759
Deferred consideration	27,473
Cash Acquired	27,242
Tax benefit on investments	(34,270)
Equity in net assets acquired	(26,317)
Excess purchase price / Goodwill	86,741

b) During the nine month period ended September 30, 2001, the Group made the following investments in subsidiaries and associates:

iii) Acquisitions:

- 25% interest in Travellink AB (formerly named Nordic Travel Hub, AB)
- 100% interest in e-Travel Inc

iv) Newly created companies:

- 100% interest in Amadeus Services Asia-Pacific Pty Ltd. (Australia).
- 40% interest in the creation of Amadeus Qatar W.L.L.

v) Capital increases in the associates

- "Red Universal de Marketing y Booking On Line, S.A." (RUMBO)
- Internet Travel Agent, Inc.

The main balance sheet impacts of these transactions are summarized below:

Net cash paid	38,614
Cash acquired	870
Equity in net assets acquired	(8,157)
Excess purchase price	31,327

SEC
Reference No. 82-5173

Amadeus Global Travel Distribution, S.A

Reconciliation of the consolidated shareholders' equity and net income as of September 30, 2002 as included in the consolidated financial statements prepared under International Accounting Standards and those prepared in accordance with Generally Accepted Accounting Principles in Spain.

RECONCILIATION OF IAS FINANCIAL STATEMENTS TO SPANISH GAAP FINANCIAL STATEMENTS WITH REGARD TO NET INCOME AND SHAREHOLDERS' EQUITY.

Amadeus Global Travel Distribution, S.A. ("the Company") and its consolidated subsidiaries ("the Group") prepares consolidated statutory annual accounts in accordance with generally accepted accounting principles in Spain (Spanish GAAP). The Group also prepares consolidated financial statements in accordance with International Accounting Standards ("IAS"). In general, the classifications of balances in the financial statements differ under Spanish GAAP and International Accounting Standards and different levels of disclosure are also required in the respective notes. Furthermore, under Spanish GAAP it is not obligatory to include statements of cash flow, nor a calculation of earnings per share.

The main differences affecting net income and shareholders' equity for the nine-month periods ended 30 September 2002 and 2001 are set out below. Figures are expressed in thousands (K) of Euros.

Reconciliation of Net Income

		For the nine month period ended September 30,	
	Note	**2002**	**2001**
		(Unaudited)	
Net Income-Spanish GAAP		**78,428**	**80,662**
Adjustments for IAS purposes:			
Acquisition of Amadeus Operations KG	1	17,870	17,870
Treasury shares and other similar equity instruments	2	27,376	2,797
Public Offering expenses	3	2,388	3,241
Unrealised exchange gains	4	(2,746)	(5,308)
Accounting for financial instruments	5	(589)	(223)
Equity related instruments	6	3,660	18,695
Net Income-IAS		**126,387**	**117,734**

Reconciliation of Shareholders' Equity

	Note	For the nine month period ended September 30, 2002	2001
		(Unaudited)	
Shareholders' equity Spanish GAAP		**787,183**	**746,998**
Adjustments for IAS purposes:			
Acquisition of Amadeus Operations KG	1	(121,121)	(148,416)
Treasury shares and other similar equity instruments	2	(86,352)	(32,058)
Public Offering expenses	3	(6,512)	(9,704)
Unrealised exchange gains	4	2,728	5,015
Accounting for financial instruments	5	3,670	(3,159)
Equity related instruments	6	35,269	33,833
Shareholders' equity-IAS		**614,865**	**592,509**

Explanatory analysis of differences

1. Acquisition of Amadeus Operations KG

   In accordance with IAS, the acquisition of Amadeus Data Processing GmbH and Co. KG (Amadeus Operations KG - a German company), which took place at the end of 1997, was accounted for in a manner similar to a pooling of interests. Accordingly, the prior periods' financial statements, prepared in accordance with IAS, included the combined results of operations, financial position and cash flows of Amadeus Operations KG as though it had always been a subsidiary of the Company. The price paid to the shareholders was accounted for as a reduction in shareholders' equity (retained earnings), while the deferred tax asset corresponding to the tax credit for the future amortization of goodwill was accounted for as an increase in shareholders' equity (retained earnings). In accordance with Spanish GAAP, this transaction was accounted for as an acquisition, recording the resulting goodwill, which is being amortized over a period of 10 years.

2. Treatment of treasury shares and other similar equity instruments

   In accordance with IAS, treasury shares and other similar equity instruments must be shown in the balance sheet as a deduction from Shareholders' equity. Under Spanish GAAP, treasury shares and other similar equity instruments (see note 6e)), which are primarily designated to cover specific commitments, are presented as assets and valued at the lower of cost or market.

3. Public Offering expenses

   In accordance with IAS, expenses relating to the Public Offering for subscription of shares are considered as a reduction in Shareholders' equity and deducted from additional paid-in capital. Under Spanish GAAP, such expenses are capitalised and amortised over a period of five years.

4. Unrealized exchange gains

   In accordance with IAS, unrealized exchange gains are recognized currently in the statement of income. Under Spanish GAAP, in general terms, unrealized exchange gains are deferred until they are realized.

5. Accounting for financial instruments

   The Group uses derivative financial instruments to hedge certain currency and interest rate exposures. Under IAS, all of these derivatives, whether designated as hedges or not, are recorded at fair value as follows:

   a) Cash flow hedges (i.e. forecasted foreign currency revenue flows or future floating interest expense flows): Effective gains or losses resulting from re-measurement to fair value are included directly in retained earnings. Amounts shall remain in equity until the committed or forecasted transaction occurs, at which point they will be reclassified to earnings in the Revenue caption. Ineffective gains or losses are recorded directly in the statement of income in the exchange gains and losses caption.
   b) Hedges of the net investment in a foreign entity: Effective gains or losses resulting from re-measurement to fair value are included in cumulative translation adjustments. Ineffective gains or losses are recorded directly in the statement of income in the exchange gains and losses caption.
   c) No hedge accounting: Gains or losses from derivatives not designated or qualifying for hedging treatment are accounted for directly in the statement of income in the exchange gains and losses caption.

For Spanish GAAP, these derivative instruments are accounted for as follows:

a) Cash flow hedges (i.e. forecasted foreign currency revenue flows or future floating interest expense flows): No re-measurement to fair value is performed until the committed or forecasted transaction occurs (except for monetary assets or liabilities which are designated as hedges of future cash flows, in which case effective gains and losses resulting from remeasurement are deferred until the future forecasted transaction occurs). When the underlying transaction occurs, unrealised gains and losses obtained from re-measurement to fair value are accounted for in the statement of income to the extent that the revaluation of the underlying asset or liability is also included in the statement of income. Ineffective unrealized gains are deferred on the balance sheet and ineffective unrealized losses are recognized directly in the statement of income.
b) Hedges of the net investment in foreign entities: Effective gains or losses obtained from re-measurement to fair value are included in cumulative translation adjustments. Ineffective unrealized gains are deferred on the balance sheet and ineffective unrealized losses are included in the statement of income.
c) No hedge accounting: Unrealized losses from derivatives not designated or qualifying for hedging treatment are accounted for directly in the statement of income, whereas unrealized gains are recorded as deferred income on the balance sheet.

6. Equity related instruments

In conjunction with certain transactions the Group is party to certain equity related instruments. Under IAS these equity related instruments are accounted for as follows:

a) Warrants issued by the Group, where the holder has the right to request settlement in cash, are stated at market value, with unrealised gains or losses recorded in the statement of income.
b) Warrants issued by the Group, where the holder does not have the right to request settlement in cash, are stated at market value and are accounted for as additional paid-in capital, with no subsequent recognition of movements in fair value.
c) Warrants or options received on shares of other companies are recorded as derivative financial assets, and measured initially at cost, which is the fair value of the consideration given. Subsequent re-measurement of the fair value of these financial assets is performed at their fair values and unrealized gains or losses are included in the statement of income. When fair value cannot be reliably determined, these derivative financial assets are reflected in the balance sheet at cost.

d) Investments in companies over which the Group does not have significant influence or control are recorded as financial assets, and measured at their fair values, with unrealized gains or losses recorded in the statement of changes in shareholders' equity. When fair value cannot be reliably determined, these investments are reflected in the balance sheet at cost.
e) Equity swap agreements, entered into in order to manage the exposure to a rise in the Group's share price with respect to warrants issued, are considered as derivative financial instruments when they include interim cash settlement features that are in substance similar to a form of collateral, and therefore do not qualify as an equity instrument. In such cases, unrealized gains or losses arising from re-measurement to fair value are recorded in the statement of income. However, when no interim cash settlement feature exits, the equity swap agreements qualify as equity instruments and the underlying shares are treated similar to treasury shares and are presented as a reduction in shareholders equity.

For Spanish GAAP purposes, in general, these equity related instruments are stated at market value as of the balance sheet date. Unrealised losses are accounted for in the statement of income and unrealised gains are recorded as deferred income on the balance sheet. However, the following additional items should be mentioned with respect to the sections referred to above: b) – this section does not apply as the existence of a cash settlement option is irrelevant for Spanish GAAP, and therefore all warrants issued are stated at market value as described previously in this paragraph; d) - investments in companies over which the Group does not have significant influence are accounted for at the lower of cost or market; and e) - see section 2 of this document for differences in accounting for treasury shares and other similar equity instruments.

SEC
Reference No. 82-5173

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

Management discussion and analysis of financial conditions and results of operations for the quarter and nine months ended 30 September 2002.

1. Summary

Revenues for the quarter ended 30 September 2002 were EUR 449.3m, with operating income and net earnings amounting to EUR 74.6m and EUR 24.7m, respectively. Net income excluding special items has grown 32.4 per cent to EUR 27.6m compared to the same quarter in 2001. For the nine months ending 30 September 2002, revenues were EUR 1,404.9m and operating income and net earnings amounted to EUR 253.4m and EUR 126.4m, respectively.

2. Third quarter highlights (for the three months ending 30 September 2002)

Total revenue for the quarter ended 30 September 2002, was EUR 449.3m, representing an increase of 6.2 per cent or EUR 26.3m compared to the same period in 2001.

Total bookings for the quarter ended 30 September 2002 were 93.2m, representing an increase of 4.8 per cent compared to the same period in 2001.

Compared to the third quarter last year, bookings in Europe rose by 7.1 per cent or 3.9m bookings whereas in the Rest of the World (ROW), which excludes North America, bookings increased by 8.9 per cent or 2.1m bookings. In the North American region, bookings decreased by 15.7 per cent or 1.7m bookings.

Total air bookings increased by 5.4 per cent or 4.4m bookings to 86.6m bookings, and non-air bookings fell by 1.9 per cent to 6.6m bookings.

Booking revenue increased by 5.6 per cent or EUR 18.6m over the same period last year. Price and volume increases have been partly offset by weaker US Dollar revenues caused by the strengthening of the Euro against the US Dollar during the quarter.

Other revenue increased by 8.4 per cent or EUR 7.7m to EUR 99.1m. Contributing to this increase was EUR 5.3m additional revenue from our distribution line of business.

Operating expenses for the quarter ended 30 September 2002 were EUR 374.7m, representing an increase of 1.6 per cent over the same period in 2001. Total recurring central running costs excluding the impact of capitalisations, depreciation & amortisation and the provision for doubtful debts, decreased over the same period of the prior year by EUR 11.3m or 8.4 per cent.

Cost of sales increased by 6.4 per cent or EUR 21.3m to EUR 355.8m. This is driven mainly by higher distribution costs due to ongoing incentive programs as well as the incremental booking volume over the same period in the prior year.

Selling, general and administrative expenses represented 4.2 per cent of total revenue or EUR 18.9m. Excluding the provision for doubtful debts from travel providers which amounted to EUR 2.8m in the quarter, selling general & administration expenses decreased against the same period of last year by EUR 7.4m primarily in advertising & promotion and external services.

Operating income for the quarter ended 30 September 2002 was EUR 74.6m, up 37.4 per cent, compared with EUR 54.3m for the same period in 2001. The operating margin for the quarter was 16.6 per cent, being 3.8 percentage points above that of the same period of last year.

EBITDA for the quarter ended 30 September 2002 was EUR 117.6m, up 23.3 per cent, compared with EUR 95.3m for the same period in 2001. The EBITDA margin increased by 3.7 percentage points to 26.2 per cent in the quarter.

Net earnings excluding special items for the quarter ended 30 September 2002 amounted to EUR 27.6m, up 32.4 per cent compared to EUR 20.9m for the same period in 2001.

Special items for the quarter ended 30 September 2002 amounted to losses of EUR 2.9m which primarily relate to the net impact of unrealised after-tax losses from the mark-to-market of equity swap agreements and issue of warrants. This is compared to net losses of EUR 3.6m in the quarter ended September 2001 which included losses of EUR 13.8m for the same items mentioned above offset by a gain of EUR 10.2m on the sale of France Telecom shares.

Net earnings for the quarter ended 30 September 2002 were EUR 24.7m, an increase of 43.1 per cent compared with EUR 17.2m for the same period in 2001.

Losses from associate companies, including amortisation of goodwill of EUR 4.5m, for the quarter ended September 2002 amounted to EUR 15.6m compared to losses of EUR 3.4m for the third quarter ended 2001. This adverse variance includes a provision of EUR 10.2m related to investments in certain associates due to the potential impact of deteriorating market conditions for these companies.

3. Provision for taxes

The effective tax rate for the quarter ended 30 September 2002 was 38.5%, which is in line with expectations.

4. Year to Date highlights (for the nine months ending 30 September 2002)

Total revenue for the nine months ended 30 September 2002, was EUR 1,404.9m, representing an increase of 2.2 per cent or EUR 30.4m compared to the same period in 2001.

Total bookings for the nine months ended 30 September 2002 were 302.0m, flat compared to the same period in 2001.

Compared to the first nine months of last year, bookings in Europe increased by 0.6 per cent or 1.3m bookings whereas in the Rest of the World (ROW), which excludes North America, bookings increased by 7.5 per cent or 5.3m bookings. In the North American market, bookings decreased by 19.3 per cent or 7.2m bookings.

Total air bookings decreased by 0.1 per cent or 0.4m bookings, and non-air bookings fell by 1.4 per cent or 0.3m bookings.

Booking revenue increased by 1.1 per cent or EUR 12.5m over the same period of last year mainly driven by price increases. However, these have been offset by lower booking volumes and by weaker dollar denominated revenues due to the strengthening of the Euro against the US Dollar during the year.

Other revenue increased by 6.6 per cent or EUR 17.9m to EUR 287.3m. Contributing to this increase was EUR 14.5m additional revenue from our distribution line of business as well as EUR 5.2m from our e-commerce products. However, these increases have been partially offset by reductions in other IT revenues, such as Fare Quote.

Operating expenses for the nine months ended 30 September 2002 were EUR 1,151.5m, representing an increase of 1.0 per cent over the same period in 2001. Total recurring central running costs excluding the impact of capitalisations, depreciation & amortisation and the provision for doubtful debts, decreased over the same period of the prior year by EUR 6.1m or 1.6 per cent.

Cost of sales increased by 3.7 per cent or EUR 39.6m to EUR 1,097.9m. This increase is mainly driven by the increase in new business costs for e-Travel amounting to EUR 17.0m and higher distribution costs due to ongoing incentive programs over the same period in the prior year.

Selling, general and administrative expenses represented 3.8 per cent of total revenue or EUR 53.5m. The provision for doubtful debts from travel providers amounted to EUR 5.7m for the nine months ended 30 September 2002, compared to EUR 19.6m in the same period of last year. Excluding the provision for doubtful debts, selling general & administration expenses decreased against the same period of last year by EUR 14.9m mainly due to savings in areas such as advertising & promotion and external services.

Operating income for the nine months ended 30 September 2002 was EUR 253.5m, up 8.3 per cent, compared with EUR 234.0m for the same period in 2001. The operating margin was 18.0 per cent, being 1.0 percentage point above that of the same period of last year.

EBITDA for the nine months ended 30 September 2002 was EUR 380.0m up 9.0 per cent, compared with EUR 348.7m for the same period in 2001. The EBITDA margin

increased by 1.7 percentage points to 27.1 per cent for the nine months ended 30 September 2002.

Net earnings excluding special items for the nine months ended 30 September 2002 amounted to EUR 121.9m, up 4.0 per cent compared to EUR 117.2m for the same period in 2001.

> **Special items** for the nine months ended 30 September 2002 amounting to gains of EUR 4.5m primarily relate to the net impact of unrealised after-tax gains from the mark-to-market of equity swap agreements and issue of warrants. This is compared to a net gain in the same period of the prior year of EUR 0.5m which included losses of EUR 9.6m for the same items mentioned above offset by a gain of EUR 10.2m on the sale of France Telecom shares

Net earnings for the nine months ended 30 September 2002 were EUR 126.4m, an increase of 7.3 per cent compared with EUR 117.7m for the same period in 2001.

Losses from associate companies, including amortisation of goodwill of EUR 13.5m, for the nine months ended September 30 2002 amounted to EUR 28.0m compared to losses of EUR 15.0m for the nine months ended September 30 2001. This adverse variance includes a provision of EUR 10.2m related to investments in certain associates due to the potential impact of deteriorating market conditions for these companies.

5. Provision for taxes

The effective tax rate for the nine months ended 30 September 2002 was 38.5%, which is in line with expectations for the period and the full year.

6. Business review

Operating highlights for the third quarter ended 30 September 2002 include:

- Overall, Amadeus increased its **global market share** of air bookings, made through travel agencies, by 1.3 percentage points during the period. In Europe, Latin America, Africa and the Middle East and globally the company's market share grew ahead of its peers.

- Amadeus announced the acquisition of **SMART AB** from SAS Group, by increasing its shareholding in the business from 5 to 100 per cent. As Northern Europe's leading distributor of travel, SMART processes almost 80 per cent of travel agency bookings in Scandinavia, Latvia and Lithuania, which represents the fifth largest market for Amadeus and one of major strategic importance.

- **Finnair** confirmed its plans to migrate its passenger service systems, for inventory and departure control, to the Amadeus new generation airline IT solution, joining fellow **one**world carriers British Airways and Qantas. Finnair also signed a new 10 year partnership agreement, whereby it continues to use the unique Amadeus sales and reservations system and Electronic Ticket Server (ETS).

- **British Airways** (BA) successfully cut over to the Amadeus ETS in August. This central application and database of electronic ticketing records enables airlines like BA to save an estimated 80 per cent, minimum, in e-ticket system maintenance costs.

- Following the second quarter 2002 launch of new Dynamic Access for seamless connectivity to hotel inventories, and a strong marketing campaign to travel agents, launch partner **Marriott International** is already seeing results. In September its bookings via Amadeus Hotels grew by 23 per cent compared to the same month last year.

- The latest version of **e-Travel® Aergo (Global) V4.0**, the world's most widely deployed online self-booking travel solution for corporations and travel agencies, was released by Amadeus e-Travel.

- In September, Amadeus e-Travel signed a global agreement with **Robert Bosch GmbH**, one of Germany's largest corporations. Under this agreement, e-Travel will provide Bosch's 40,000 travellers with the ability to make their travel arrangements through SAP Travel Planning, which uses the Amadeus GDS. This represents the largest ever corporate account win for e-Travel and comes shortly after the partnership between Amadeus e-Travel and SAP AG was extended.

- During the quarter, Amadeus e-Travel launched a flexible web fares solution through a strategic alliance with **FareChase**, the leading provider of web automation technology. This solution offers e-Travel's corporate and business travel agency customers access to travel providers and online travel inventory, including no-frills airlines, not otherwise available through traditional distribution channels.

Outlook

Our year to date results enable us to raise year end targets for 2002 to the following:

Full year bookings	394	million
Full year revenue	EUR 1,840	million
Full year EBITDA	EUR 470	million
Full year Net income excluding special items	EUR 135	million

Note:
This document contains certain forward-looking statements and information that are based on the current expectations of the Company's management as well as assumptions based on information available to the Company. Such statements reflect the current views of the Company, or its management, with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements of the Company that may be expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these statements. The Company does not intend, and does not assume any obligation, to update or revise forward-looking statements set forth in this document, whether on the basis of new information, future events or otherwise.

Selected financial information and operating statistics
For the quarter ended 30 September, 2002
(Expressed in thousands of EUROs unless indicated)

	For the quarter ended 30 September, 2002 **Excluding Special Items**			For the quarter ended 30 September, 2002 **Including Special Items**		
	2002 (Unaudited)	2001 (Unaudited)	% change	2002 (Unaudited)	2001 (Unaudited)	% change
Revenue	449,335	423,079	6.2%	449,335	423,079	6.2%
Cost of sales	355,806	334,481	6.4%	355,806	334,481	6.4%
Selling, general and admin. expenses	18,890	34,275	(44.9%)	18,890	34,275	(44.9%)
Total operating expenses	374,696	368,756	1.6%	374,696	368,756	1.6%
Operating income	**74,639**	**54,323**	**37.4%**	**74,639**	**54,323**	**37.4%**
Other income (expense)						
Interest expense, net (4)	(4,187)	(4,351)	(3.8%)	(5,249)	(5,634)	(6.8%)
Exchange gains (losses) (4)	(569)	128	n/a	(569)	128	n/a
Other	146	(568)	n/a	(3,298)	(4,665)	(29.3%)
Income before income taxes	**70,029**	**49,532**	**41.4%**	**65,523**	**44,152**	**48.4%**
Income taxes	26,816	25,251	6.2%	25,244	23,476	7.5%
Income after taxes	**43,213**	**24,281**	**78.0%**	**40,279**	**20,676**	**94.8%**
Equity in income (losses) from associates	(15,564)	(3,429)	353.9%	(15,564)	(3,429)	353.9%
Minority interests	(40)	0	n/a	(40)	0	n/a
Net income	**27,609**	**20,852**	**32.4%**	**24,675**	**17,247**	**43.1%**
Other information						
Operating margin	16.6%	12.8%	3.8 pp	16.6%	12.8%	3.8 pp
EBITDA (1)	**117,582**	**95,345**	**23.3%**	**117,582**	**95,345**	**23.3%**
EBITDA margin	**26.2%**	**22.5%**	**3.7 pp**	**26.2%**	**22.5%**	**3.7 pp**
Goodwill amortization in Operating Expenses	3,548	4,086	(13.2%)	3,548	4,086	(13.2%)
Goodwill amortization in Associates (5)	4,536	5,270	(13.9%)	4,536	5,270	(13.9%)
Total Goodwill Amortization	**8,084**	**9,356**	**(13.6%)**	**8,084**	**9,356**	**(13.6%)**
Booking information by Category (2)						
Air bookings	86,605	82,180	5.4%	86,605	82,180	5.4%
Non air bookings	6,617	6,745	(1.9%)	6,617	6,745	(1.9%)
	93,222	**88,925**	**4.8%**	**93,222**	**88,925**	**4.8%**
Booking information by Region (2)						
North America (3)	9,075	10,761	(15.7%)	9,075	10,761	(15.7%)
Europe	59,150	55,218	7.1%	59,150	55,218	7.1%
Rest of the world (ROW)	24,997	22,946	8.9%	24,997	22,946	8.9%
	93,222	**88,925**	**4.8%**	**93,222**	**88,925**	**4.8%**

(1) EBITDA calculated as follows: operating income + operating depreciation and amortisation.

(2) These number of bookings are net of cancellations made as of the end of the applicable period and before any estimate of future cancellations of bookings outstanding (such as for bookings not yet used or cancelled). In thousands of bookings.

(3) North America includes: USA, Canada & Pacific Islands.

(4) A reclassification has been made to 2001 figures from Interest expense to Exchange gains to conform with the 2002 presentation.

(5) Goodwill amortization in Associates for 2001 has been reported excluding amortization of other intangible assets related to acquisition to be comparable with 2002.

Selected financial information and operating statistics
For the nine months period ended 30 September, 2002
(Expressed in thousands of EUROs unless indicated)

	For the nine month period ended 30 September, 2002 **Excluding Special Items**			For the nine month period ended 30 September, 2002 **Including Special Items**		
	2002 (Unaudited)	2001 (Unaudited)	% change	2002 (Unaudited)	2001 (Unaudited)	% change
Revenue	1,404,934	1,374,564	2.2%	1,404,934	1,374,564	2.2%
Cost of sales	1,097,905	1,058,310	3.7%	1,097,905	1,058,310	3.7%
Selling, general and admin. expenses	53,548	82,299	(34.9%)	53,548	82,299	(34.9%)
Total operating expenses	1,151,453	1,140,609	1.0%	1,151,453	1,140,609	1.0%
Operating income	**253,481**	**233,955**	**8.3%**	**253,481**	**233,955**	**8.3%**
Other income (expense)						
Interest expense, net (4)	(10,705)	(14,978)	(28.5%)	(13,736)	(19,079)	(28.0%)
Exchange gains (losses) (4)	(587)	42	n/a	(587)	42	n/a
Other	2,012	(927)	n/a	12,008	4,181	187.2%
Income before income taxes	**244,201**	**218,092**	**12.0%**	**251,166**	**219,099**	**14.6%**
Income taxes	94,248	85,924	9.7%	96,699	86,385	11.9%
Income after taxes	**149,953**	**132,168**	**13.5%**	**154,467**	**132,714**	**16.4%**
Equity in income (losses) from associates	(28,040)	(14,980)	87.2%	(28,040)	(14,980)	87.2%
Minority interests	(40)	0	n/a	(40)	0	n/a
Net income	**121,873**	**117,188**	**4.0%**	**126,387**	**117,734**	**7.3%**
Other information						
Operating margin	18.0%	17.0%	1.0 pp	18.0%	17.0%	1.0 pp
EBITDA (1)	**380,044**	**348,704**	**9.0%**	**380,044**	**348,704**	**9.0%**
EBITDA margin	**27.1%**	**25.4%**	**1.7 pp**	**27.1%**	**25.4%**	**1.7 pp**
Goodwill amortization in Operating Expenses	10,042	10,513	(4.5%)	10,042	10,513	(4.5%)
Goodwill amortization in Associates (5)	13,547	13,527	0.1%	13,547	13,527	0.1%
Total Goodwill Amortization	**23,589**	**24,040**	**(1.9%)**	**23,589**	**24,040**	**(1.9%)**
Booking information by Category (2)						
Air bookings	279,006	279,362	(0.1%)	279,006	279,362	(0.1%)
Non air bookings	22,948	23,283	(1.4%)	22,948	23,283	(1.4%)
	301,954	**302,645**	**(0.2%)**	**301,954**	**302,645**	**(0.2%)**
Booking information by Region (2)						
North America (3)	30,127	37,349	(19.3%)	30,127	37,349	(19.3%)
Europe	196,185	194,931	0.6%	196,185	194,931	0.6%
Rest of the world (ROW)	75,643	70,365	7.5%	75,643	70,365	7.5%
	301,954	**302,645**	**(0.2%)**	**301,954**	**302,645**	**(0.2%)**

(1) EBITDA calculated as follows: operating income + operating depreciation and amortisation.

(2) These number of bookings are net of cancellations made as of the end of the applicable period and before any estimate of future cancellations of bookings outstanding (such as for bookings not yet used or cancelled). In thousands of bookings.

(3) North America includes: USA, Canada & Pacific Islands.

(4) A reclassification has been made to 2001 figures from Interest expense to Exchange gains to conform with the 2002 presentation.

(5) Goodwill amortization in Associates for 2001 has been reported excluding amortization of other intangible assets related to acquisition to be comparable with 2002.

amadeus

Press Release

Amadeus Q3 results show global growth – company raises full year financial targets

Commenting on the results* **José Antonio Tazón**, President and CEO of Amadeus, said:

"During the third quarter of 2002 Amadeus made further good progress despite the continued slow pace of recovery in the global travel and tourism industry. Total revenue for the period increased by 6.2 per cent, while EBITDA grew by 23.3 per cent compared with the same period in 2001.

"In travel distribution, we increased our global market share** by 1.3 percentage points – the highest share gain within the industry. In a sector which has suffered an overall decline, Amadeus reports a global growth in reservations of 4.8 per cent, increasing bookings in Asia Pacific by 19.4 per cent, in Eastern Europe by 21.5 per cent and in Western Europe by 6.4 per cent.

"In September, Amadeus acquired its distributor SMART AB, which processes almost 80 per cent of travel agency bookings in Scandinavia, Latvia and Lithuania.

"Our airline IT services group received a further boost when Finnair confirmed its plans to become a customer for our new generation passenger service systems, joining fellow **one**world alliance members British Airways and Qantas as customers.

"Reflecting a quarterly performance ahead of expectations, we are raising our bookings, revenue and earnings targets for the full year."

** Based on International Accounting Standards (IAS); 2002 figures un-audited*
***Travel agency net bookings (air)*

Madrid: Thursday 31 October, 2002

For further information please contact:

Amadeus Global Travel Distribution, S.A.
Miguel Vermehren
Director of Corporate and Marketing Communication
Tel: +34 91 582 01 60
Mobile: +34 609 00 41 66
Fax: +34 91 582 0188
E-mail: info@amadeus.net
Web site: www.amadeus.com

3rd Quarter 2002 Results*

(For the three months ended 30 September 2002)

* Based on International Accounting Standards (IAS); 2002 figures un-audited

Madrid, 31 October 2002: Amadeus Global Travel Distribution (AMS: Madrid), the leading Global Distribution System (GDS) and travel industry technology provider, today reported its third quarter 2002 results for the period ended 30 September 2002.

3rd Quarter 2002 Financial Highlights (to 30 September)

(in million EUR)	Q3 2002	Q3 2001	Growth %
Revenues	449.3	423.1	+6.2
EBITDA (1)	117.6	95.3	+23.3
Net income (excluding special items)	27.6	20.9	+32.4
Net income (including special items)	24.7	17.2	+43.1
Bookings (millions)	93.2	88.9	+4.8

(1) EBITDA = operating income + operating depreciation and amortisation.

Total revenue for the third quarter ended 30 September 2002 was EUR 449.3m, an increase of 6.2 per cent over the same period in 2001.

Overall **bookings** for the third quarter were 93.2 million, an increase of 4.8 per cent on the same period last year. In Europe, total bookings recovered strongly with growth of 7.1 per cent for the period. In contrast, conditions in the North American market remained difficult.

Operating expenses for the third quarter were EUR 374.7m, 1.6 per cent ahead of the same quarter in 2001.

Operating income for the quarter was EUR 74.6m, a 37.4 per cent increase on the third quarter of 2001, reflecting the need for significantly higher provisions for doubtful debts in the third quarter of 2001. **EBITDA** for the third quarter was EUR 117.6m, a 23.3 per cent increase on the equivalent period in 2001.

Net income for the third quarter ended 30 September 2002, excluding special items, was EUR 27.6m, an increase of 32.4 per cent on the same quarter last year.

3rd Quarter 2002 - Operating Highlights

Operating highlights for the third quarter ended 30 September 2002 include:

- Overall, Amadeus increased its **global market share** of air bookings, made through travel agencies, by 1.3 percentage points during the period. In Europe, Latin America, Africa and the Middle East and globally the company's market share grew ahead of its peers.
- Amadeus announced the acquisition of **SMART AB** from SAS Group, by increasing its shareholding in the business from 5 to 100 per cent. As Northern Europe's leading distributor of travel, SMART processes almost 80 per cent of travel agency bookings in Scandinavia, Latvia and Lithuania, which represents the fifth largest market for Amadeus and one of major strategic importance.
- **Finnair** confirmed its plans to migrate its passenger service systems, for inventory and departure control, to the Amadeus new generation airline IT solution, joining fellow **one**world carriers British Airways and Qantas. Finnair also signed a new 10 year partnership agreement, whereby it continues to use the unique Amadeus sales and reservations system and Electronic Ticket Server (ETS).
- **British Airways** (BA) successfully cut over to the Amadeus ETS in August. This central application and database of electronic ticketing records enables airlines like BA to save an estimated 80 per cent, minimum, in e-ticket system maintenance costs.

- Following the second quarter 2002 launch of new Dynamic Access for seamless connectivity to hotel inventories, and a strong marketing campaign to travel agents, launch partner **Marriott International** is already seeing results. In September its bookings via Amadeus Hotels grew by 23 per cent compared to the same month last year.
- Amadeus teamed with **HitchHiker Software**, the European leader in fare data management to provide a simple to use fare administration solution to cut the time that travel companies need to file, manage and update fares by up to 80 per cent.
- The latest version of **e-Travel® Aergo (Global) V4.0**, the world's most widely deployed online self-booking travel solution for corporations and travel agencies, was released by Amadeus e-Travel. Designed to simplify travel management, it is currently used in more than 20 countries, enabling employees to plan and book complete travel itineraries within a highly secure online environment and following their companies' travel policy.
- In September, Amadeus e-Travel signed a global agreement with **Robert Bosch GmbH**, one of Germany's largest corporations. Under this agreement, e-Travel will provide Bosch's 40,000 travellers with the ability to make their travel arrangements through SAP Travel Planning, which uses the Amadeus GDS. This represents the largest ever corporate account win for e-Travel and comes shortly after the partnership between Amadeus e-Travel and SAP AG was extended.
- During the quarter, Amadeus e-Travel launched a flexible web fares solution through a strategic alliance with **FareChase**, the leading provider of web automation technology. This solution offers e-Travel's corporate and business travel agency customers access to travel providers and online travel inventory, including no-frills airlines, not otherwise available through traditional distribution channels.

Year-to-date 2002 Results

(For the nine months ended 30 September 2002)

Year-to-date (YTD) 2002: Financial Highlights (nine months to 30 September 2002)

(in million EUR)	YTD 2002	YTD 2001	Growth %
Revenues	1,404.9	1,374.6	+2.2
EBITDA (1)	380.0	348.7	+9.0
Net income (excluding special items)	121.9	117.2	+4.0
Net income (including special items)	126.4	117.7	+7.3
Bookings (millions)	302.0	302.6	-0.2

(1) EBITDA = operating income + operating depreciation and amortisation.

During the first nine months, ended 30 September 2002, **total revenue** was EUR 1,404.9m representing an increase of 2.2 per cent over the same period in 2001.

Overall **bookings** for the nine months ended 30 September 2002 were 302.0 million, a decrease of 0.2 per cent compared with the same period in 2001.

Operating expenses for the period were EUR 1,151.5m, 1.0 per cent higher than the first nine months of 2001.

Operating income for the year-to-date was EUR 253.5m, an increase of 8.3 per cent on the first nine months of 2001. **EBITDA** was EUR 380.0m representing an increase of 9.0 per cent over the first nine months of 2001.

Net income excluding special items for the nine months to 30 September 2002 was EUR 121.9m, 4.0 per cent above the equivalent period in 2001.

Outlook

The travel and tourism industry continues to recover from the lows seen in the previous year, albeit with significant regional differences in the pace of improvement. Against this background, the company's broad geographic spread of business and mix of effective customer solutions continues to serve it well. Following further good progress in the third quarter, Amadeus is now raising its forecast for bookings growth, for the year to 31 December 2002, from 1.2 to 2.0 per cent. The 2002 revenue target has been increased from EUR 1,822m to EUR 1,840m, target EBITDA for 2002 has been raised from EUR 458m to EUR 470m. The net income projection for the full year 2002, excluding special items, is EUR 135m.

-END-

Note:
This document contains certain forward-looking statements and information that are based on the current expectations of the Company's management as well as assumptions based on information available to the Company. Such statements reflect the current views of the Company, or its management, with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements of the Company that may be expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these statements. The Company does not intend, and does not assume any obligation, to update or revise forward-looking statements set forth in this document, whether on the basis of new information, future events or otherwise.

Amadeus Global Travel Distribution
Amadeus is the leading global distribution system (GDS) and technology provider serving the marketing, sales and distribution needs of the world's travel and tourism industries. Its comprehensive data network and database, amongst the largest of their kind in Europe, serve 60,212 travel agency locations and more than 9,700 airline sales offices in over 200 markets worldwide.

Through the Amadeus System, travel agencies and airline offices are able to make bookings with 472 airlines, representing more than 95 per cent of the world's scheduled airline seats. The system also provides access to 59,640 hotels, 48 car rental companies serving some 24,000 locations, and other provider groups including: ferry; rail; cruise; insurance and tour operators.

e-Travel, the e-commerce business unit of Amadeus and the global leader in online travel technology, provides the powerful booking engine behind the Web pages of 1,565 travel agencies, 167 corporate sites, 16 hotel sites and 135 web sites serving 39 airlines.

Founded in 1987, and fully operational from 1992, Amadeus is headquartered in Madrid, Spain. For the year ended 31 December 2001, the company reported revenues of EUR 1,785.1M and net income of EUR 132.7M. The Amadeus data centre is in Erding (near Munich), Germany and its principal development offices are located in Sophia Antipolis (near Nice), France. The company has some 4,200 employees worldwide.

Selected financial information and operating statistics
For the quarter ended 30 September, 2002
(Expressed in thousands of EUROs unless indicated)

	For the quarter ended 30 September, 2002 **Excluding Special Items**			For the quarter ended 30 September, 2002 **Including Special Items**		
	2002	2001	% change	2002	2001	% change
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)	
Revenue	449,335	423,079	6.2%	449,335	423,079	6.2%
Cost of sales	355,806	334,481	6.4%	355,806	334,481	6.4%
Selling, general and admin. expenses	18,890	34,275	(44.9%)	18,890	34,275	(44.9%)
Total operating expenses	374,696	368,756	1.6%	374,696	368,756	1.6%
Operating income	**74,639**	**54,323**	**37.4%**	**74,639**	**54,323**	**37.4%**
Other income (expense)						
Interest expense, net (4)	(4,187)	(4,351)	(3.8%)	(5,249)	(5,634)	(6.8%)
Exchange gains (losses) (4)	(569)	128	n/a	(569)	128	n/a
Other	146	(568)	n/a	(3,298)	(4,665)	(29.3%)
Income before income taxes	**70,029**	**49,532**	**41.4%**	**65,523**	**44,152**	**48.4%**
Income taxes	26,816	25,251	6.2%	25,244	23,476	7.5%
Income after taxes	**43,213**	**24,281**	**78.0%**	**40,279**	**20,676**	**94.8%**
Equity in income (losses) from associates	(15,564)	(3,429)	353.9%	(15,564)	(3,429)	353.9%
Net income	**27,609**	**20,852**	**32.4%**	**24,675**	**17,247**	**43.1%**
Other information						
Operating margin	16.6%	12.8%	3.8 pp	16.6%	12.8%	3.8 pp
EBITDA (1)	**117,582**	**95,345**	**23.3%**	**117,582**	**95,345**	**23.3%**
EBITDA margin	**26.2%**	**22.5%**	**3.7 pp**	**26.2%**	**22.5%**	**3.7 pp**
Goodwill amortization in Operating Expenses	3,548	4,086	(13.2%)	3,548	4,086	(13.2%)
Goodwill amortization in Associates (5)	4,536	5,270	(13.9%)	4,536	5,270	(13.9%)
Total Goodwill Amortization	**8,084**	**9,356**	**(13.6%)**	**8,084**	**9,356**	**(13.6%)**
Booking information by Category (2)						
Air bookings	86,605	82,180	5.4%	86,605	82,180	5.4%
Non air bookings	6,617	6,745	(1.9%)	6,617	6,745	(1.9%)
	93,222	**88,925**	**4.8%**	**93,222**	**88,925**	**4.8%**
Booking information by Region (2)						
North America (3)	9,075	10,761	(15.7%)	9,075	10,761	(15.7%)
Europe	59,150	55,218	7.1%	59,150	55,218	7.1%
Rest of the world (ROW)	24,997	22,946	8.9%	24,997	22,946	8.9%
	93,222	**88,925**	**4.8%**	**93,222**	**88,925**	**4.8%**

(1) EBITDA calculated as follows: operating income + operating depreciation and amortisation.
(2) These number of bookings are net of cancellations made as of the end of the applicable period and before any estimate of future cancellations of bookings outstanding (such as for bookings not yet used or cancelled). In thousands of bookings.
(3) North America includes: USA, Canada & Pacific Islands.
(4) A reclassification has been made to 2001 figures from Interest expense to Exchange gains to conform with the 2002 presentation.
(5) Goodwill amortization in Associates for 2001 has been reported excluding amortization of other intangible assets related to acquisition to be comparable with 2002.

Selected financial information and operating statistics
For the nine months period ended 30 September, 2002
(Expressed in thousands of EUROs unless indicated)

	For the nine month period ended 30 September, 2002 Excluding Special Items			For the nine month period ended 30 September, 2002 Including Special Items		
	2002 (Unaudited)	2001 (Unaudited)	% change	2002 (Unaudited)	2001 (Unaudited)	% change
Revenue	1,404,934	1,374,564	2.2%	1,404,934	1,374,564	2.2%
Cost of sales	1,097,905	1,058,310	3.7%	1,097,905	1,058,310	3.7%
Selling, general and admin. expenses	53,548	82,299	(34.9%)	53,548	82,299	(34.9%)
Total operating expenses	1,151,453	1,140,609	1.0%	1,151,453	1,140,609	1.0%
Operating income	**253,481**	**233,955**	**8.3%**	**253,481**	**233,955**	**8.3%**
Other income (expense)						
Interest expense, net (4)	(10,705)	(14,978)	(28.5%)	(13,736)	(19,079)	(28.0%)
Exchange gains (losses) (4)	(587)	42	n/a	(587)	42	n/a
Other	2,012	(927)	n/a	12,008	4,181	187.2%
Income before income taxes	**244,201**	**218,092**	**12.0%**	**251,166**	**219,099**	**14.6%**
Income taxes	94,248	85,924	9.7%	96,699	86,385	11.9%
Income after taxes	**149,953**	**132,168**	**13.5%**	**154,467**	**132,714**	**16.4%**
Equity in income (losses) from associates	(28,040)	(14,980)	87.2%	(28,040)	(14,980)	87.2%
Net income	**121,873**	**117,188**	**4.0%**	**126,387**	**117,734**	**7.3%**
Other information						
Operating margin	18.0%	17.0%	1.0 pp	18.0%	17.0%	1.0 pp
EBITDA (1)	**380,044**	**348,704**	**9.0%**	**380,044**	**348,704**	**9.0%**
EBITDA margin	**27.1%**	**25.4%**	**1.7 pp**	**27.1%**	**25.4%**	**1.7 pp**
Goodwill amortization in Operating Expenses	10,042	10,513	(4.5%)	10,042	10,513	(4.5%)
Goodwill amortization in Associates (5)	13,547	13,527	0.1%	13,547	13,527	0.1%
Total Goodwill Amortization	**23,589**	**24,040**	**(1.9%)**	**23,589**	**24,040**	**(1.9%)**
Booking information by Category (2)						
Air bookings	279,006	279,362	(0.1%)	279,006	279,362	(0.1%)
Non air bookings	22,948	23,283	(1.4%)	22,948	23,283	(1.4%)
	301,954	**302,645**	**(0.2%)**	**301,954**	**302,645**	**(0.2%)**
Booking information by Region (2)						
North America (3)	30,127	37,349	(19.3%)	30,127	37,349	(19.3%)
Europe	196,185	194,931	0.6%	196,185	194,931	0.6%
Rest of the world (ROW)	75,643	70,365	7.5%	75,643	70,365	7.5%
	301,954	**302,645**	**(0.2%)**	**301,954**	**302,645**	**(0.2%)**

(1) EBITDA calculated as follows: operating income + operating depreciation and amortisation.

(2) These number of bookings are net of cancellations made as of the end of the applicable period and before any estimate of future cancellations of bookings outstanding (such as for bookings not yet used or cancelled). In thousands of bookings.

(3) North America includes: USA, Canada & Pacific Islands.

(4) A reclassification has been made to 2001 figures from Interest expense to Exchange gains to conform with the 2002 presentation.

(5) Goodwill amortization in Associates for 2001 has been reported excluding amortization of other intangible assets related to acquisition to be comparable with 2002.